Exhibit 99.1

Jaguar Mining Inc. Confirms Full Access to Renvest Credit Facility

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, May 10, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced that the remaining $25 million under the $30 million standby credit facility (the "Facility") with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the "Lender") is now available to be drawn down by the Company. At this time the Company has no immediate plans to draw down any funds under the Facility.

Jaguar previously referenced the Facility in the news releases dated January 25, 2013 and December 17, 2012.  The Facility is available for, among other things, working capital requirements related to Jaguar's Turmalina, Paciência and Caeté mining projects in Brazil.

David Petroff, President and CEO of Jaguar said: "Confirmation of the full availability of the Facility is an important element in our plans to de-risk the continued implementation of our operational improvement. Our preference continues to be to rely on internally generated funds, to the greatest extent possible, notwithstanding the challenge of volatile gold prices".

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company's website at: www.jaguarmining.com.

About Renvest Mercantile Bancorp

Renvest Mercantile Bancorp, through its Cayman-based Global Resource Fund, provides financing for companies and projects in the natural resource sector. Loans are for terms of up to 24 months, typically in the form of a senior secured debenture and often as a convertible debenture.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Contact Information for Jaguar Mining Inc.

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 18:16e 10-MAY-13